                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          FIBERNET TELECOM GROUP, INC.
                        --------------------------------
                                (NAME OF ISSUER)

                         COMMON STOCK, PAR VALUE $0.001
                        --------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                    315653105
                        --------------------------------
                                 (CUSIP NUMBER)


                      DEBORAH J. NOBLE, CORPORATE SECRETARY
                                 8200 DIXIE ROAD
                                    SUITE 100
                            BRAMPTON, ONTARIO L6T 5P6
                                     CANADA
                                 (905) 863-1204
                        --------------------------------
       (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
                           NOTICES AND COMMUNICATIONS)

                                FEBRUARY 1, 2001
                        --------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [x]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                                              Page 2 of 11 Pages


CUSIP No. 315653105

      1      NAME OF REPORTING PERSON
             IRS IDENTIFICATION NO. OF REPORTING PERSON:

                     Nortel Networks Corporation

      2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
             (See Instructions):
             (a)  [ ]                      (b)  [ ]

      3.     SEC USE ONLY

      4.     SOURCE OF FUNDS (See Instructions): OO

      5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): [ ]

      6.     CITIZENSHIP OR PLACE OF ORGANIZATION: Canada


NUMBER OF SHARES       7.  SOLE VOTING POWER                         11,459,041
BENEFICIALLY                                                         ----------
OWNED BY EACH          8.  SHARED VOTING POWER                          -0-
REPORTING PERSON                                                     ----------
WITH                   9.  SOLE DISPOSITIVE POWER                    11,459,041
                                                                     ----------
                      10.  SHARED DISPOSITIVE POWER                     -0-
                                                                     ----------

      11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
             11,459,041(1)

      12. CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (See Instructions): [ ]

      13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11: 22.4%(2)

      14.    TYPE OF REPORTING PERSON (See Instructions): CO

--------------------------
(1) Includes (a) 9,744,755 shares of common stock of the Issuer issuable upon the conversion of 426,333 shares of nonvoting Series H Preferred Stock of the Issuer and (b) 1,714,286 shares of common stock of the Issuer issuable upon conversion of 62,500 shares of nonvoting Series I Preferred Stock of the Issuer. The Series H Preferred Stock and Series I Preferred Stock is held by Nortel Networks Inc., a wholly-owned subsidiary of Nortel Networks Limited, which in turn is a wholly-owned subsidiary of Nortel Networks Corporation.

(2) Based on 33,238,346 shares of common stock issued and outstanding as of January 31, 2001, as determined from information reported in the Issuer's Prospectus filed pursuant to Rule 424(b)(3) and 6,440,000 additional shares of common stock issued and outstanding as of February 1, 2001, as determined from information reported in the Issuer's Form 8-K filed on February 5, 2001.


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                                                              Page 3 of 11 Pages


                                  SCHEDULE 13D

ITEM 1.  SECURITY AND ISSUER

         This statement on Schedule 13D (the "Statement") relates to the common stock, par value $0.001 per share (the "Common Stock"), of FiberNet Telecom Group, Inc. ("FiberNet"), the principal executive offices of which are located at 570 Lexington Avenue, New York, New York 10022. The 11,459,041 shares of Common Stock beneficially owned by Nortel Networks Corporation consist of (a) 9,744,755 shares of FiberNet Common Stock issuable upon the conversion of 426,333 shares of FiberNet nonvoting Series H Preferred Stock, par value $0.001 per share (the "Series H Preferred Stock") and (b) 1,714,286 shares of FiberNet Common Stock issuable upon conversion of 62,500 shares of FiberNet nonvoting Series I Preferred Stock, par value $0.001 per share (the "Series I Preferred Stock"). The Series H Preferred Stock and Series I Preferred Stock is held by Nortel Networks Inc., a wholly-owned subsidiary of Nortel Networks Limited, which in turn is a wholly-owned subsidiary of Nortel Networks Corporation.

ITEM 2.  IDENTITY AND BACKGROUND

         This Statement is being filed by Nortel Networks Corporation, a Canadian corporation. The principal business and principal office of Nortel Networks Corporation is located at 8200 Dixie Road, Suite 100, Brampton, Ontario L6T 5P6, Canada. Nortel Networks Corporation is a leading global supplier of networking solutions and services that support the Internet and other public and private data, voice and video networks using wireless and wireline technologies. Its business consists of the design, development, manufacture, assembly, marketing, sale, licensing, financing, installation, servicing and support of networking solutions and services. Nortel Networks Corporation is focused on building the infrastructure, service enabling solutions and applications for the new, high-performance Internet.

         (a)-(c); (f) The name, business address, present principal occupation or employment, and the name and principal business of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of Nortel Networks Corporation is set forth in Schedule I hereto, which is incorporated herein by reference. The citizenship of each person listed on Schedule I is indicated thereon.

         (d)-(e) During the last five years, neither Nortel Networks Corporation nor, to the knowledge of Nortel Networks Corporation, any of the persons listed on Schedule I hereto (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.



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                                                              Page 4 of 11 Pages



ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The 426,333 shares of Series H Preferred Stock and the 62,500 shares of Series I Preferred Stock were acquired by Nortel Networks Inc. for an aggregate purchase price of $50,000,000, plus $133,000 attributable to accrued dividends of FiberNet Series G Preferred Stock. Nortel Networks Inc. may convert the Series H Preferred Stock and the Series I Preferred Stock into an aggregate of 11,459,041 shares of Common Stock.

ITEM 4.  PURPOSE OF THE TRANSACTION

         The 11,459,041 shares of Common Stock beneficially owned by Nortel Networks Corporation are issuable upon the conversion of 426,333 shares of Series H Preferred Stock and 62,500 shares of Series I Preferred Stock. At their respective original issuance dates, the Series H Preferred Stock was convertible into 4,263,330 shares of Common Stock and the Series I Preferred Stock was convertible into 625,000 shares of Common Stock. Pursuant to the Certificate of Incorporation, following the issuance by FiberNet of 6,440,000 shares of its Common Stock and warrants to purchase approximately 1,488,000 shares of its Common Stock, the number of shares of Common Stock into which the Series H Preferred Stock is convertible increased to 9,744,755 and the number of shares of Common Stock into which the Series I Preferred Stock is convertible increased to 1,714,286.

         Except as set forth in this Statement, neither Nortel Networks Corporation nor, to the best of Nortel Networks Corporation's knowledge, any of the individuals named in Schedule I hereto has any plans or proposals that relate to or that would result in or relate to any of the actions specified in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER


         (a)      Number and Percentage of Securities Owned:

                  Nortel Networks Corporation is the beneficial owner of 11,459,041 shares of Common Stock, representing approximately 22.4% of the Common Stock issued and outstanding. The 11,459,041 shares include
         (a) 9,744,755 shares of Common Stock issuable upon the conversion of 426,333 shares of Series H Preferred Stock and (b) 1,714,286 shares of Common Stock issuable upon conversion of 62,500 shares of Series I Preferred Stock.

                  Except as set forth in this Item 5, none of Nortel Networks Corporation or, to the best of Nortel Networks Corporation's knowledge, any of the individuals named in Schedule I hereto beneficially owns any shares of Common Stock.


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                                                              Page 5 of 11 Pages




          (b)     Type of Ownership:

                  Nortel Networks Corporation has the sole power to vote or to direct the vote or to dispose or direct the disposition of the 11,459,041 shares of Common Stock.

         (c)      Transactions in Securities:

                  Neither Nortel Networks Corporation nor, to the best of Nortel Networks Corporation's knowledge, any of the individuals named in
         Schedule I hereto has effected any transaction in FiberNet Common Stock during the past 60 days.

         (d)      Right to Receive Dividends:

                  Nortel Networks Inc. holds all rights associated with the Series H Preferred Stock and Series I Preferred Stock, including the right to receive dividends on such Preferred Stock.

         (e)      Cessation of Beneficial Ownership:

                  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Nortel Networks Inc. is a party to an Amended and Restated Stockholders Agreement, dated as of January 31, 2001, between FiberNet Telecom Group, Inc., Signal Equity Partners, L.P. (formerly known as Signal Capital Partners, L.P.), as the Majority in Interest of the Purchasers, and Nortel Networks Inc., amending and restating the Stockholders Agreement dated as of May 7, 1999, as amended, by and among FiberNet Telecom Group, Inc. and the Stockholders listed therein (the "Stockholders Agreement"), which is attached as Exhibit 1 and incorporated herein by reference.

         Nortel Networks Inc. has agreed not to transfer any shares of Series H Preferred Stock or Series I Preferred Stock and any Common Stock into which such shares may be converted (collectively, the "Securities") prior to June 30, 2001 other than (a) Nortel Networks Inc. may transfer any amount of Securities to an affiliate of Nortel Networks Inc. provided that the recipient shall become a party to the Stockholders Agreement; (b) Nortel Networks Inc. may transfer Securities by participating in a Tag-Along sale provided that the amount of Common Stock or other equity securities offered equals at least 20% of FiberNet's outstanding Common Stock, as determined on a fully diluted basis; and
(c) Nortel Networks Inc. may transfer Securities provided that the Securities are traded on the Nasdaq National Market and have been subject to a lock-up agreement entered into at the request of a managing underwriter underwriting a public offering of FiberNet's Common Stock that qualifies with certain terms.


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                                                              Page 6 of 11 Pages




         Except as provided in this Statement or the Stockholders Agreement, as amended, neither Nortel Networks Corporation nor, to the best of Nortel Networks Corporation's knowledge, any of the individuals named in Schedule I hereto has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of FiberNet, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1. Amended and Restated Stockholders Agreement, dated as of January 31, 2001, between FiberNet Telecom Group, Inc., Signal Equity Partners, L.P. (formerly known as Signal Capital Partners, L.P.), as the Majority in Interest of the Purchasers, and Nortel Networks Inc., amending and restating the Stockholders Agreement dated as of May 7, 1999, as amended, by and among FiberNet Telecom Group, Inc. and the Stockholders listed therein (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by FiberNet Telecom Group, Inc. on February 2,
                2001).*




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                                                              Page 7 of 11 Pages




                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    February 12, 2001.

                                     NORTEL NETWORKS CORPORATION



                                     By: /s/ FRANK DUNN
                                         -------------------------------------
                                          Name:        Frank Dunn
                                          Title:       Chief Financial Officer



                                     By: /s/ DEBORAH J. NOBLE
                                         -------------------------------------
                                          Name:        Deborah J. Noble
                                          Title:       Corporate Secretary




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                                                              Page 8 of 11 Pages


                                   SCHEDULE I
                            DIRECTORS AND OFFICERS OF
                           NORTEL NETWORKS CORPORATION

         The name, citizenship, present principal occupation or employment, and the name of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of Nortel Networks Corporation is set forth below. Unless otherwise indicated below, the business address of each director and executive officer is Nortel Networks Corporation, 8200 Dixie Road, Suite 100, Brampton, Ontario L6T 5P6, Canada.

NAME AND CITIZENSHIP                PRESENT PRINCIPAL OCCUPATION
                                             OR EMPLOYMENT
Directors
     Blanchard, James J.        Verner, Liipfert, Bernhard, McPherson and Hand
     American                   901-15th Street, N.W., Suite 700
                                Washington, DC  20005-2301  USA

     Brown, Robert E.           President and Chief Executive Officer
     Canadian/British           Bombardier Inc.
                                800 Rene-Levesque Boulevard West
                                Montreal, Quebec  H3B 1Y8
                                Canada

     Carlucci, Frank C.         Chairman
     American                   The Carlyle Group
                                1001 Pennsylvania Avenue N.W.
                                Washington, DC  20004  USA
                                (non-executive Chairman of Nortel Networks
                                Corporation)

     Dunn, Frank A.             Chief Financial Officer
     Canadian                   Nortel Networks Corporation

     Fortier, L. Yves           Chairman & Senior Partner
     Canadian                   Ogilvy Renault
                                1981 McGill College Avenue, 12th Floor
                                Montreal, Quebec H3A 3C1
                                Canada

     Ingram, Robert A.          Chief Operating Officer and President,
     American                   Pharmaceutical Operations
                                GlaxoSmithKline
                                P.O. Box 13398
                                5 Moore Drive
                                Research Triangle Park, NC 27709
                                USA


     Roth, John A.              President and Chief Executive Officer
     Canadian                   Nortel Networks Corporation


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                                                              Page 9 of 11 Pages




     Saucier, Guylaine          Chairman
     Canadian                   Joint Committee on
                                Corporate Governance

     Smith, Jr., Sherwood H.    Chairman Emeritus of the Board
     American                   Carolina Power & Light Company
                                One Hanover Square Building
                                411 Fayetteville Street Mall
                                Raleigh, North Carolina  27601-1748
                                USA

     Wilson, Lynton R.          Chairman of the Board
     Canadian                   CAE Inc.
                                181 Bay Street, Suite 4700
                                P.O. Box 794
                                Toronto, Ontario M5J 2T3
                                Canada

Officers
     Beatty, Douglas C.         Controller
     Canadian

     Bolouri, Chahram           President, Global Operations
     Canadian

     Buechner, Klaus M.         Senior Vice-President, Business Development
     Canadian

     Burn, David L.             Vice-President, Taxation
     Canadian

     Carlucci, Frank C.         Chairman
     American                   Chairman, The Carlyle Group
                                1001 Pennsylvania Avenue N.W.
                                Washington, DC  20004
                                USA

     Chandran, Clarence J.      Chief Operating Officer
     Canadian

     Childers, Charles          Chief Marketing Officer
     American

     Conner, William F.         President, E-Business Solutions
     American

     DeBon, Pascal              President, Europe, Middle East and Africa
     Canadian

     DeRoma, Nicholas J.        Chief Legal Officer
     American

     Donahee, Gary R.           President, Americas
     Canadian


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                                                             Page 10 of 11 Pages


     Doolittle, John M.         Assistant Treasurer
     Canadian

     Donovan, William J.        Senior Vice President, Human Resources

     Dunn, Frank A.             Chief Financial Officer
     Canadian

     Hawe, William R.           Chief Technology Officer
     American

     Huret, Jerome P.           Senior Vice-President, Corporate Development
     French

     Kaye, Robert B.            General Auditor
     Canadian

     Kerr, William R.           Senior Vice-President, Corporate Business
     Canadian                   Development

     Khatod, Anil K.            Chief Strategy Officer
     American

     Mao, Robert Y.L.           Chief Executive Officer, Nortel China
     American

     Meunier, Jules M.J.        President, Core Networks
     Canadian

     Morrison, Blair F.         Assistant Secretary
     Canadian

     Mumford, Donald G.         President, Optical Networks
     Canadian

     Noble, Deborah J.          Corporate Secretary
     Canadian

     Pahapill, Mary Anne E.     Assistant Controller
     Canadian

     Plastina, Frank            President, Wireless and Carrier Solutions
     Canadian

     Ricks, Richard C.          Chief Information Officer
     American

     Ross, Eric J.              President, Enterprise Solutions and Customer
     Canadian                   Care


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                                                             Page 11 of 11 Pages



     Roth, John A.              President and Chief Executive Officer
     Canadian

     Schilling, Steven L.       President, Local Internet
     American

     Srikanth, Kannankote S.    President, Professional Services
     American

     Stevenson, Katharine B.    Treasurer
     Canadian/American

     Tariq, Masood A.           President, Asia
     American

     Yohe, Vickie L.            President, North America Region
     American